

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2024

Matthew Wolfson
President, Chief Executive Officer & Chief Financial Officer
Electromedical Technologies, Inc
16413 N. 91st Street , Suite C140
Scottsdale, Arizona 85260

>   **Re: Electromedical Technologies, Inc**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 000-56192**

Dear Matthew Wolfson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services